Giovanni Caruso Partner

345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943
	gcaruso@loeb.com

Via Edgar

December 21, 2023

Kibum Park
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	JVSPAC Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed November 15, 2023 File No. 333-275176

Dear Mr. Park:

On behalf of our client, JVSPAC Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated November 28, 2023 (the “Staff’s Letter”) regarding the Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

December 21, 2023 Page 2

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page, page 1

1.	We reissue prior comment 1. We note the disclosure added to the cover page that "because of the location where we are based, we are subject to the following China-based risks." However, we continue to note the disclosure on the cover page that if you "enter into a business combination with a target business operating in China, the combined company may face risks associated with regulatory approvals of the proposed business combination between us and the target, offshore offerings, anti-monopoly regulatory actions, and cybersecurity and data privacy." Please revise this disclosure in this section and throughout the prospectus to disclose that you currently face such risks, even without a business combination with a company operating in China, based upon the location of the company in the PRC. Your disclosure should make clear whether these risks could result in a material change in your operations, including your search for a target business.

Response: The Company has revised the disclosure on the cover page and on pages [34, 84, and 110] of the Amended Registration Statement in response to the Staff’s comment.

Financial Statements

Unaudited Financial Statements of JVSPAC Acquisition Corp., page F-1

2.	Please amend to update your financial statements and related financial information. Refer to Rule 8-08 of Regulation S-X

Response: The Company has updated its financial statements and related financial information throughout the Amended Registration Statement in response to the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso

Giovanni Caruso
Partner